MARCH CAPITAL CORPORATION

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2020

MARCH CAPITAL CORPORATION

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2020

C O N T E N T S

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41173

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: March Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 N. LaSalle St., Ste. 2240
(No. and Street)

Chicago	Illinois	60602-2590
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Rice (312) 640-0480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jesser, Ravid, Jason, Basso and Farber, LLP
(Name – *if individual, state last, first, middle name*)

150 N. Wacker Drive, Suite 3100	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard J. Rice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of March Capital Corporation, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RICHARD J RICE Digitally signed by RICHARD J RICE Date: 2021.02.26 13:22:29 -06'00'

Signature

Chief Executive Officer

Title

Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns and the difficulties arising from COVID-19, March Capital Corporation is making this filing without a notarization.

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER L.L.P

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON FINANCIAL STATEMENTS

To the Stockholder of
March Capital Corporation
Chicago, IL

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of March Capital Corporation as of December 31, 2020, the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of March Capital Corporation as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of March Capital Corporation's management. Our responsibility is to express an opinion on March Capital Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to March Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I - Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Commission (collectively referred to as the "supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of March Capital Corporation's financial statements. The supplemental information is the responsibility of

March Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Jesser, Ravid, Jasper, Basso and Fowler, LLP

We have served as March Capital Corporation's auditor since 1999.

Chicago, IL

February 28, 2021

MARCH CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash	$	28,233
Accounts receivable		74,277
Prepaid expenses		5,850
Due from stockholder		101,991
		$ 210,351

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	84,209
Accrued Illinois replacement tax		1,093
Client advanced expenses		5,812
Deferred revenue		6,500
Subordinated loan		50,000
Paycheck Protection Program loan		12,938
		$ 160,552

Stockholder's Equity:

Common stock, $10 par value, 200 shares authorized; 100 shares issued	1,000
Additional paid-in capital	6,217
Retained earnings	42,582
	49,799
	$ 210,351

See Notes to Financial Statements.

MARCH CAPITAL CORPORATION

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

FEES, COMMISSIONS AND OTHER INCOME		$ 2,844,280
OPERATING EXPENSES:		
Commissions	$ (2,554,904)	
Bank charges	(437)	
Dues and subscriptions	(3,814)	
Meals and entertainment	(723)	
Office expense	(1,114)	
Outside services	(51,849)	
Tech, data and communications	(39,382)	
Transportation	(437)	
Postage and delivery	(130)	
Professional fees	(74,850)	
Regulatory and other fees (net)	(15,650)	
Taxes and licenses	(450)	
Training	(105)	
Travel reimbursements	544	
Payroll and related taxes	(14,447)	
State income taxes, net	(844)	
Other expenses	(4,918)	
		(2,763,510)
OTHER INCOME (EXPENSES):		
Interest income	2	
Interest expense	(7,500)	
		(7,498)
NET INCOME		$ 73,272

See Notes to Financial Statements.

MARCH CAPITAL CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2020

Subordinated loan, beginning of year	$	50,000
Issuance of new subordinated loans		-
Repayments of subordinated loans		-
Subordinated loan, end of year	$	50,000

See Notes to Financial Statements.

MARCH CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2020

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	No. of Shares	Amount			
Balance, beginning of year	100	$ 1,000	$ 6,217	$ 137,560	$ 144,777
Prior period adjustments, net				(2,250)	(2,250)
Net income				73,272	73,272
Stockholder distributions				(166,000)	(166,000)
Balance, end of year	100	$ 1,000	$ 6,217	$ 42,582	$ 49,799

See Notes to Financial Statements.

MARCH CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2020

OPERATING ACTIVITIES:

Net income		$ 73,272
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Assets - decrease (increase):		
Decrease in accounts receivable	$ 169,819	
Increase in prepaid expenses	(5,850)	
Increase in balance due from stockholder	(3,979)	
Liabilities - increase (decrease):		
Decrease in accounts payable	(137,599)	
Increase in client advanced expenses	5,812	
Decrease in payroll taxes payable	(16,826)	
Decrease in accrued Illinois replacement tax	(1,256)	
Increase in deferred revenue	6,500	
		16,621
Net cash provided by operating activities		89,893

FINANCING ACTIVITIES:

Stockholder distributions		(166,000)
Paycheck Protection Program loan proceeds		12,938
Net cash used in financing activities		(153,062)
NET DECREASE IN CASH		(63,169)
CASH, BEGINNING OF YEAR		91,402
CASH, END OF YEAR		$ 28,233

SUPPLEMENTAL CASH FLOW DISCLOSURES:

Cash paid during the year for Illinois replacement tax		$ 2,400
Cash paid during the year for interest		$ 7,500

See Notes to Financial Statements.

9

1. Nature of Operations:

    March Capital Corporation (the Company) is an Illinois corporation, formed by the sole stockholder on September 5, 1990. On June 2, 1989, the Company became registered as a broker-dealer with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as a broker-dealer in a total of twenty-two states and territories, including the State of Illinois, its principal place of business.

    The Company operates as a broker-dealer which raises capital from third-party investors in new or existing collective investment vehicles. The Company's revenue consists primarily of fees and commissions for raising funds invested in private placements and offerings devoted to business financings, sales, mergers and acquisition services, and start-up and early stage business ventures.

    The Company does not hold customer funds or securities and, accordingly, operates as a Non-Covered Firm concerning SEC Rule 15c3-3 whereby it is exempt from the provisions of SEC Rule 15c3-3. Essentially, the Company had no obligations under SEC Rule 15c3-3 throughout the most recent fiscal year without exception since the broker/dealer (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 (if applicable); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (The Customer Protection Rule) and does not maintain any "Special Account for the Exclusive Benefit of Customers." The Company is considered a non-clearing and non-carrying firm.

2. Summary of Significant Accounting Policies:

    a. Basis of Presentation and Accounting:

        The Company follows accounting principles generally accepted in the United States of America (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows. The financial statements are prepared using the accrual basis of accounting, as required by GAAP.

    b. Revenue Recognition and Principal Transaction Revenues:

        The Company earns revenue through retainer fees, managed fees, and success fees.

        - **Retainer Fees:** For certain engagements, clients will pay a one-time or a monthly non-refundable retainer fee as specified in the executed contract agreement. Retainer fees are recognized as revenue in the periods to which they apply, as provided by the contract.

        - **Managed Fund Fees:** Managed fund fees are received quarterly, but are recognized as earned on a pro-rata basis over the term of the contract.

2. Summary of Significant Accounting Policies – continued:

    b. Revenue Recognition and Principal Transaction Revenues– continued:

- **Success Fees:** Success fee revenue is recognized at the time the transaction is completed and the income is reasonably determinable, as defined under the terms of each engagement.

    c. Use of Estimates:

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    d. Financial Instruments:

        The Company's financial instruments generally consist of cash, accounts receivable, accounts payable and subordinated debt for which recorded values approximate fair values based on their short-term nature, and are categorized as Level 1 assets and liabilities within the fair value hierarchy. See Note 4.

    e. Cash and Cash Equivalents:

        The Company presently maintains cash in bank checking and savings accounts insured by the Federal Deposit Insurance Corporation (FDIC). Current coverage is limited to $250,000 per financial institution. At times throughout the year, the Company's cash in financial institutions may exceed FDIC insurance limits; however, the Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk on cash.

        For purposes of the statement of cash flows, the Company defines cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less. Cash equivalents, if any, are carried at cost, which approximates fair value. See Notes 2d and 4.

    f. Accounts Receivable:

        The Company extends credit to its customers and generally requires no collateral. As such, the Company is susceptible to credit risk from its customers. Management closely monitors outstanding balances and maintains prudent credit and collection policies to minimize risk. After a transaction is complete, a customer has a set time to pay the balance owed as defined by their contract.

        Accounts receivable are stated at the amounts the Company expects to collect. Thus, no allowance has been established for bad debts. Any amounts determined to be uncollectible are charged to bad debt expense when that determination is made. This method is not in accordance with United States generally accepted accounting principles. However, the Company's collection history has been favorable, and bad debts on these receivables have been relatively immaterial. See Note 2d.

2. Summary of Significant Accounting Policies - continued:

g. Accounts Payable:

The Company owes to Registered Representatives (RR's) a share of its earned commissions based on percentages provided in their respective contracts. Payment is due to RR's within five days of the Company's receipt of the funds, unless otherwise stipulated. See Note 2d.

h. Income Taxes:

Since the Company has elected to be taxed as an "S Corporation", there is no federal income tax at the corporate level. Income flows through and is taxed to the sole stockholder. The Company is subject to Illinois replacement tax, and a provision for that tax has been made in these financial statements, if necessary. For the year ended December 31, 2020, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal and State of Illinois jurisdictions. The current and prior three tax years generally remain subject to examination by U.S. federal and state tax authorities.

i. Management's Review of Subsequent Period:

Management has evaluated subsequent events for potential recognition and/or disclosure through February 28, 2021, the date the financial statements were available to be issued. See Note 10.

3. Subordinated and Other Debt:

At December 31, 2020, the Company had a $50,000 note payable to an unaffiliated third party under a subordination agreement effective November 10, 2014. The note provides for interest at 15%, payable quarterly, with a stated maturity of November 9, 2015. Without action of the Company or the lender, the maturity date of the note shall be extended an additional year each year unless on or before the date seven months preceding the scheduled maturity date, the lender shall notify the Company that the Scheduled Maturity Date shall not be extended. No such action had been taken by either party as of December 31, 2020.

The subordinated debt is treated as net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Subordinated debt is valued at principal plus accrued interest, which approximates fair value. See Notes 2d and 4.

The Company received a loan from Northeast Bank in the amount of $12,938 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated June 24, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. No determination has been made as to whether the Company will be eligible for forgiveness, in whole or in part. However, the Company intends to apply for forgiveness and expects the entire amount of the loan will be forgiven based on its use of the funds for eligible expenditures for payroll. Any portion of the loan that is not forgiven bears interest at a rate of 1% and is payable in monthly installments of principal and

3. Subordinated and Other Debt – continued:

interest over 60 months beginning approximately 16 months from the date of the note. The loan may be repaid at any time with no prepayment penalty.

4. Fair Value of Financial Instruments:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that a transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurement techniques used by the Company are consistent with the market, income and cost approach, as specified by FASB ASC 820. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

- **Level 1**. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments included in Level 1 include listed securities.

- **Level 2**. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. The Level 2 inputs taken into consideration by the Company are quotes received from outside brokers, maturity of securities, values of underlying securities, etc. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

- **Level 3**. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

4. Fair Value of Financial Instruments – continued:

   In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. See Note 2d.

   Certain customer contracts entered into by the Company offer the option to receive warrants representing future ownership rights in lieu of cash consideration for revenues earned. Management evaluates the fair value of any warrants received at the time of receipt and at the end of each reporting period. As of December 31, 2020, the Company estimates the fair value of these warrants to be $0.

5. Net Capital Requirements:

   The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Under this Rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. As of December 31, 2020, the Company had a net capital deficiency of $1,167, which was $7,675 below its required minimum net capital of $6,508, with the Company failing to meet its required minimum through January 10, 2021. The deficiency was disclosed by management to the SEC and FINRA. This deficiency was an isolated incident during 2020 that was discovered in the course of the Company's post-closing accounting entries. It resulted from the accrual of normal business expenses and was restored to an excess net capital balance on January 11, 2021 by the receipt of a monthly retainer of $82,500, which resulted in a net capital balance of $10,869 and excess net capital of $4,771.

6. Significant Clients:

   Three clients accounted for approximately 71% of total revenue for the year ended December 31, 2020. There were no balances due from these clients at December 31, 2020.

7. Due from Stockholder:

   The unsecured balance is non-interest bearing with no stated maturity.

8. Commitments and Contingencies:

   Currently, management is unaware of any claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The eventual outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

9. Prior Period Adjustments – Correction of Errors:

An adjustment was recorded as of January 1, 2020, increasing the opening balance of retained earnings by $5,491 and decreasing the balance of client advanced expenses by $5,491, to correct for 2019 advances already spent on eligible expenses by the end of 2019. An additional prior period adjustment was recorded as of January 1, 2020, reducing the opening balance of retained earnings by $7,741 and increasing the balance of accounts payable by $7,741, to correct for 2019 expenses inadvertently omitted from the 2019 financial statements. The net impact of the above two corrections on the opening balance of retained earnings for 2019 was a decrease of $2,250.

10. Subsequent Events:

The Company's operations may be affected by the ongoing outbreak of the Coronavirus Disease 2019 (COVID-19), which was declared a pandemic by the World Health Organization in March, 2020. The ultimate disruption which may be caused by the outbreak is still uncertain; however, it may result in a future material adverse impact on the Company's financial condition, operations, and cash flows. Possible effects may include, but are not limited to, disruption to the Company's customers and related revenues, absenteeism in the Company's labor workforce, unavailability of resources used in its operations, a decline in value of assets held by the Company, and possible difficulty in collecting on its receivables.

MARCH CAPITAL CORPORATION

SCHEDULE I

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2020

COMPUTATION OF NET CAPITAL

Total stockholder's equity, end of year	$	49,799
Add: Subordinated loan		50,000
Paycheck Protection Program loan		12,938
Deductions for non-allowable assets:		
Due from stockholder, net		(101,991)
Other non-allowable		(11,913)
NET CAPITAL DEFICIENCY		(1,167)
Minimum capital requirement		6,508
EXCESS NET CAPITAL DEFICIENCY	$	(7,675)
EXCESS NET CAPITAL DEFICIENCY AT 1000%	$	(10,928)

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, as applicable	$	97,614
Ratio: Aggregate indebtedness		(8,365%)
to net capital deficiency		to 1

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS report, Part II, filed by the Company as of December 31, 2020.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE COMMISSION

DECEMBER 31, 2020

<u>COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3</u>

The Company is a Non-Covered Firm exempt from Rule 15c3-3. The Company does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

<u>INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3</u>

The Company is a Non-Covered Firm exempt from Rule 15c3-3. The Company does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.



JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: **(312) 782-4710**
FAX: **(312) 782-4711**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION FROM SEC RULE 15c3-3

The Stockholder
March Capital Corporation
Chicago, IL

We have reviewed management's statements, included in the accompanying management's exemption report, in which (1) March Capital Corporation may file an exemption report because March Capital Corporation had no obligations under 17 C.F.R. §240.15c3-3 and (2) March Capital Corporation had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception, and is therefore considered a Non-Covered Firm. March Capital Corporation's management is responsible for its exemption status and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about March Capital Corporation's exemption status. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Jesser, Ravid, Jason, Basso and Farber, LLP

Chicago, IL

February 28, 2021

March Capital Corporation
30 N. LaSalle St., Suite 2240
Chicago, IL 60602-2590

MANAGEMENT'S EXEMPTION FROM SEC RULE 15C3-3

Jesser, Ravid, Jason, Basso and Farber, LLP
150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

March Capital Corporation is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Sec. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Sec. 240.17a-5(d)(1) and (4). To the best of their knowledge and belief, management states the following:

1. March Capital Corporation may file an exemption report because March Capital Corporation had no obligations under 17 C.F.R. §240.15c3-3.

2. March Capital Corporation had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

March Capital Corporation is therefore considered a Non-Covered Firm, with its business activities described as those of a broker-dealer which raises capital from third-party investors in new or existing collective investment vehicles investing in private placements and offerings devoted to business financings, sales, mergers and acquisition services, and start-up and early stage business ventures. During the reporting period, March Capital Corporation (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 (if applicable); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

I, Richard Rice, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature:
Title: Chief Executive Officer

Date: February 28, 2021


JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: **(312) 782-4710**
FAX: **(312) 782-4711**


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL


To the Stockholder of
March Capital Corporation
Chicago, IL

In planning and performing our audit of the financial statements of March Capital Corporation (the Company) as of and for the year ended December 31, 2020, we considered the Company's internal control in order to determine auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be significant deficiencies or material weaknesses under standards of the Public Company Accounting Oversight Board (PCAOB). A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

We noted the following deficiency that we believe to be a material weakness, as described in the section titled "Internal Control Over Compliance".

A separate letter communicating internal control deficiencies that are of a lesser magnitude than significant deficiencies (if any) and other recommendations and communications has been issued to management.

Internal Control Over Compliance

The Securities Exchange Act Rule 17a-5(d)(3)(iii) defines a material weakness as a deficiency, or combination of deficiencies, in internal controls over compliance such that there is a reasonable possibility that non-compliance with §§ 240.15c3-1 or 240.15c3-3(e) will not be prevented or detected on a timely basis or that non-compliance to a material extent with § 240.15c3-3, except for paragraph (e), § 240.17a-13, or any account statement rule will not be prevented or detected on a timely basis.

We noted the following deficiency that we believe to be a material weakness in internal control over compliance.

As described in Note 5 to the financial statements, the Company fell below its minimum net capital requirement as of December 31, 2020. The net capital deficiency resulted from the accrual of ordinary business expenses, the effect of which on the Company's net capital was not appropriately monitored by management to help prevent and detect such a deficiency. However, the Company did notify FINRA, its



designated examining authority, in a timely manner and plans to restore its net capital to meet its required minimum threshold, at which point the Company will notify FINRA of its compliance, provide support for its net capital computation, and develop a plan to implement internal controls to help prevent and detect future net capital deficiencies.

As such, as of and for the year ended December 31, 2020, there is a reasonable possibility the Company's internal controls over compliance will not prevent or detect non-compliance with §240.15c3-1 on a timely basis.

This letter is intended solely for the information and use of the stockholder, management, regulators, and others within the Company and is not intended to be, and should not be, used by anyone other than these specified parties.

Jesser, Ravid, Jasson, Basso and Farber, LLP

Chicago, IL

February 28, 2021